UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Herbalife Ltd.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

G4412G101

(CUSIP Number)

William P. Stiritz

790 Briar Hill Road

Belleville, Illinois 62223

314-616-4556

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 29, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G4412G101

1.	Names of reporting persons. William P. Stiritz
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) PF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 6,616,986
	8.	Shared voting power 867,818
	9.	Sole dispositive power 6,616,986
	10.	Shared dispositive power 867,818
11.	Aggregate amount beneficially owned by each reporting person 7,484,804
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 7.39%
14.	Type of reporting person (see instructions) IN

Item 1. Security and Issuer.

This statement relates to the Common Shares, par value $0.001 per share (the “Shares”), issued by Herbalife Ltd. (the “Issuer”). The address of the principal executive offices of the Issuer is P.O. Box 309GT, Ugland House, South Church Street, Grand Cayman, Cayman Islands.

Item 2. Identity and Background.

The person filing this statement is William P. Stiritz, a U.S. citizen, whose address is 790 Briar Hill Road, Belleville, Illinois 62223, United States of America.

Mr. Stiritz’s current principal occupation or employment is serving as Chairman of the Board of Directors and Chief Executive Officer of Post Foods, Inc., a manufacturer, marketer and distributor of branded ready-to-eat cereals in the United States and Canada. Mr. Stiritz has served in that role since February 2012. The registered address of Post Holdings, Inc. is 2503 South Hanley Road, St. Louis, Missouri 63144.

The Reporting Person has not, during the last five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The source of funds for this transaction is personal funds.

Item 4. Purpose of Transaction.

The Reporting Person has analyzed the Company and concluded that it has a sound business model, a strong distribution system and a positive outlook for long-term growth opportunities. The Reporting Person believes that the Company’s market capitalization is undervalued at this time. The Reporting Person plans to interact with Company management to offer them, for their consideration, his views, advice and counsel for ways of promoting and furthering the Company’s shareholder interests. The Reporting Person’s views, advice and counsel may address a wide variety of matters, including ways to further leverage the Company’s strong distribution system, potential financing and/or recapitalization strategies, potential stock repurchase programs, and potential strategies for confronting the speculative short position that currently exists in the Company’s stock and its attendant negative publicity campaign. The Reporting Person may, from time to time (i) acquire additional Shares and/or other equity, debt, or other securities of the Company, (ii) dispose of any or all of his Shares or any other such Company securities, and (iii) engage in hedging or similar transactions with respect to the Shares.

Item 5. Interest in Securities of the Issuer.

The Reporting Person may be deemed to beneficially own, in the aggregate, 7,484,804 Shares, representing approximately 7.39% of the Issuer’s outstanding shares.

The number of Shares as to which there is sole power to vote or to direct the vote is 6,616,986. The number of Shares as to which there is the shared power to vote or to direct the vote is 867,818. The number of Shares as to which there is sole power to dispose or to direct the disposition is 6,616,986. The number of Shares as to which there is shared power to dispose or direct the disposition is 867,818.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Call Options

The Reporting Person purchased, in the over the counter market, call options referencing an aggregate of 1,000 Shares, which expire on January 17, 2015.

The agreements provide for physical settlement (unless the Reporting Person opts for a cash settlement). These agreements do not give the Reporting Person direct or indirect voting, investment, or dispositive control over the Shares to which these agreements relate.

Put Options

The Reporting Person has sold, in the over the counter market, put options referencing an aggregate of 160,300 Shares, which expire on January 17, 2015.

Except as otherwise described herein, there are no contracts, arrangements, understandings, relationships (legal or otherwise) among the Reporting Person and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits. The following shall be filed as exhibits:

Exhibit A: Transactions in Issuer’s Stock Since Most Recent 13D Filing (November 18, 2013)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ William P. Stiritz
Name: William P. Stiritz

Exhibit A

Reporting Person’s Transactions in Issuer’s Stock Since Most Recent 13D Filing (November 18, 2013)

The following table sets forth all transactions with respect to Shares effected from the time of the Reporting Person’s last 13D filing on November 18, 2013 to the date of this Amendment, inclusive of any transactions effected through 5:00 p.m., New York City time, on January 29, 2014. The nature of each transaction is noted as either a sale or purchase of Shares effected in the open market in the “Buy/Sell” column, and the table includes commissions paid in per share prices.

Reporting Person	Date of Transaction	Buy/Sell	Amount of Securities	Price Per Share ($)
William P. Stiritz	01/21/2014	Buy	85,500	85.00
William P. Stiritz	01/21/2014	Buy	64,300	75.00
William P. Stiritz	01/21/2014	Buy	50,000	80.00
William P. Stiritz	01/21/2014	Buy	49,900	82.50
William P. Stiritz	01/21/2014	Buy	12,000	90.00
William P. Stiritz	01/21/2014	Buy	1,000	50.00
William P. Stiritz	01/17/2014	Buy	600	85.00
William P. Stiritz	01/17/2014	Buy	100	82.50
William P. Stiritz	01/13/2014	Buy	100,000	90.00
William P. Stiritz	01/06/2014	Buy	70,000	80.00
William P. Stiritz	12/30/2013	Buy	70,000	80.00
William P. Stiritz	12/30/2013	Buy	15,000	85.00
William P. Stiritz	12/16/2013	Buy	96,100	75.00
William P. Stiritz	12/13/2013	Buy	13,900	75.00
William P. Stiritz	12/09/2013	Buy	100,000	75.00
William P. Stiritz	11/18/2013	Buy	29,900	72.50
William P. Stiritz	11/12/2013	Buy	100	72.50
William P. Stiritz	12/05/2013	Sell	500	1.11	(3)
William P. Stiritz	12/04/2013	Sell	100	0.93	(3)
William P. Stiritz	12/04/2013	Sell	400	0.98	(2)
William P. Stiritz	12/06/2013	Sell	100	2.35	(4)
William P. Stiritz	12/04/2013	Sell	51	1.91	(4)
William P. Stiritz	12/04/2013	Sell	113	1.68	(4)
William P. Stiritz	12/04/2013	Sell	151	1.73	(4)
William P. Stiritz	12/04/2013	Sell	185	1.83	(4)
William P. Stiritz	12/04/2013	Sell	500	1.98	(4)
William P. Stiritz	12/17/2013	Sell	5	1.20	(4)
William P. Stiritz	12/17/2013	Sell	107	1.12	(1)
William P. Stiritz	12/17/2013	Sell	250	1.07	(1)
William P. Stiritz	12/17/2013	Sell	250	1.17	(1)

Reporting Person	Date of Transaction	Buy/Sell	Amount of Securities	Price Per Share ($)
William P. Stiritz	12/17/2013	Sell	388	1.15	(1)
William P. Stiritz	12/06/2013	Sell	12	3.32	(1)
William P. Stiritz	12/06/2013	Sell	63	3.15	(1)
William P. Stiritz	12/06/2013	Sell	132	3.35	(1)
William P. Stiritz	12/06/2013	Sell	200	2.61	(1)
William P. Stiritz	12/06/2013	Sell	293	3.25	(1)
William P. Stiritz	12/05/2013	Sell	500	3.06	(1)
William P. Stiritz	12/04/2013	Sell	75	2.69	(1)
William P. Stiritz	12/04/2013	Sell	99	2.77	(1)
William P. Stiritz	12/04/2013	Sell	100	2.82	(1)
William P. Stiritz	12/04/2013	Sell	130	2.62	(1)
William P. Stiritz	12/18/2013	Sell	500	1.99	(5)
William P. Stiritz	12/17/2013	Sell	200	2.18	(5)
William P. Stiritz	12/17/2013	Sell	206	2.21	(5)
William P. Stiritz	12/17/2013	Sell	300	1.70	(5)
William P. Stiritz	12/23/2013	Sell	88	1.00	(15)
William P. Stiritz	12/23/2013	Sell	95	1.05	(15)
William P. Stiritz	12/23/2013	Sell	100	0.76	(15)
William P. Stiritz	12/23/2013	Sell	100	0.76	(15)
William P. Stiritz	12/23/2013	Sell	317	1.17	(15)
William P. Stiritz	12/23/2013	Sell	150	3.99	(16)
William P. Stiritz	12/18/2013	Sell	305	2.95	(7)
William P. Stiritz	01/02/2014	Sell	500	1.46	(20)
William P. Stiritz	12/23/2013	Sell	100	2.10	(17)
William P. Stiritz	12/23/2013	Sell	100	2.13	(17)
William P. Stiritz	12/18/2013	Sell	100	3.85	(8)
William P. Stiritz	01/10/2014	Sell	1,000	8.73	(21)
William P. Stiritz	01/07/2014	Sell	500	0.62	(22)
William P. Stiritz	01/06/2014	Sell	250	2.46	(23)
William P. Stiritz	01/06/2014	Sell	250	2.59	(23)
William P. Stiritz	12/17/2013	Sell	143	4.20	(6)
William P. Stiritz	01/13/2014	Sell	500	1.22	(24)
William P. Stiritz	01/13/2014	Sell	92	2.80	(25)
William P. Stiritz	01/13/2014	Sell	200	2.70	(25)
William P. Stiritz	01/13/2014	Sell	208	2.71	(25)
William P. Stiritz	01/13/2014	Sell	65	3.88	(26)
William P. Stiritz	01/13/2014	Sell	500	3.57	(26)
William P. Stiritz	12/23/2013	Sell	296	6.42	(18)
William P. Stiritz	12/23/2013	Sell	120	10.50	(19)
William P. Stiritz	01/10/2014	Sell	700	46.84	(27)

Reporting Person	Date of Transaction	Buy/Sell	Amount of Securities	Price Per Share ($)
William P. Stiritz	01/10/2014	Sell	300	42.64	(27)
William P. Stiritz	01/10/2014	Sell	200	39.04	(28)
William P. Stiritz	01/10/2014	Sell	310	35.03	(29)
William P. Stiritz	12/20/2013	Buy	100	34.84	(14)
William P. Stiritz	12/20/2013	Buy	100	34.85	(14)
William P. Stiritz	12/18/2013	Sell	16	1.10	(9)
William P. Stiritz	12/18/2013	Sell	35	1.13	(9)
William P. Stiritz	01/08/2014	Sell	4	1.85	(30)
William P. Stiritz	01/07/2014	Sell	100	1.85	(30)
William P. Stiritz	12/18/2013	Sell	500	1.50	(10)
William P. Stiritz	12/18/2013	Sell	304	2.44	(11)
William P. Stiritz	12/18/2013	Sell	90	3.30	(12)
William P. Stiritz	12/18/2013	Sell	432	4.50	(13)
William P. Stiritz	01/24/2014	Buy	50,000	62.89
William P. Stiritz	01/24/2014	Buy	20,000	63.03
William P. Stiritz	01/24/2014	Buy	10,000	63.09
William P. Stiritz	12/12/2013	Buy	9,300	69.65
William P. Stiritz	12/11/2013	Buy	88,781	72.29
William P. Stiritz	12/11/2013	Buy	7,519	72.58
William P. Stiritz	12/11/2013	Buy	3,700	72.01
William P. Stiritz	12/10/2013	Buy	28,483	71.78
William P. Stiritz	12/10/2013	Buy	6,200	71.82
William P. Stiritz	12/09/2013	Buy	15,000	73.25
William P. Stiritz	12/09/2013	Buy	13,000	73.43
William P. Stiritz	12/17/2013	Buy	1,500	77.62
William P. Stiritz	12/12/2013	Buy	3,000	69.00
William P. Stiritz	12/12/2013	Buy	1,500	69.98
William P. Stiritz	12/12/2013	Buy	1,000	69.96
William P. Stiritz	12/12/2013	Buy	900	69.98
William P. Stiritz	12/12/2013	Buy	100	69.98
William P. Stiritz	12/04/2013	Buy	1,361	75.89
William P. Stiritz	12/04/2013	Buy	139	75.86
Susan Stiritz	01/21/2014	Buy	30,300	80.00
Susan Stiritz	11/18/2013	Buy	11,500	80.00
Rebecca Stiritz	11/29/2013	Buy	420.809	70.13

(1)	This amount represents the cost of an applicable put option to sell one share. The per share exercise price was $75.00. The underlying options sold by the Reporting Person expired on December 21, 2013.
(2)	This amount represents the cost of an applicable put option to sell one share. The per share exercise price was $75.00. The underlying options sold by the Reporting Person expired on December 4, 2013.

(3)	This amount represents the cost of an applicable put option to sell one share. The per share exercise price was $75.00. The underlying options sold by the Reporting Person expired on December 6, 2013.
(4)	This amount represents the cost of an applicable put option to sell one share. The per share exercise price was $75.00. The underlying options sold by the Reporting Person expired on December 13, 2013.
(5)	This amount represents the cost of an applicable put option to sell one share. The per share exercise price was $75.00. The underlying options sold by the Reporting Person expired on December 27, 2013.
(6)	This amount represents the cost of an applicable put option to sell one share. The per share exercise price was $75.00. The underlying options sold by the Reporting Person expired on January 14, 2014.
(7)	This amount represents the cost of an applicable put option to sell one share. The per share exercise price was $75.00. The underlying options sold by the Reporting Person expired on January 3, 2014.
(8)	This amount represents the cost of an applicable put option to sell one share. The per share exercise price was $75.00. The underlying options sold by the Reporting Person expired on January 10, 2014.
(9)	This amount represents the cost of an applicable put option to sell one share. The per share exercise price was $20.00. The underlying options sold by the Reporting Person expired on January 17, 2014.
(10)	This amount represents the cost of an applicable put option to sell one share. The per share exercise price was $25.00. The underlying options sold by the Reporting Person expired on January 17, 2014.
(11)	This amount represents the cost of an applicable put option to sell one share. The per share exercise price was $30.00. The underlying options sold by the Reporting Person expired on January 17, 2014.
(12)	This amount represents the cost of an applicable put option to sell one share. The per share exercise price was $35.00. The underlying options sold by the Reporting Person expired on January 17, 2014.
(13)	This amount represents the cost of an applicable put option to sell one share. The per share exercise price was $40.00. The underlying options sold by the Reporting Person expired on January 17, 2014.
(14)	This amount represents the cost of an applicable call option to purchase one share. The per share exercise price was $50.00. The underlying options purchased by the Reporting Person expired on January 17, 2014.
(15)	This amount represents the cost of an applicable put option to sell one share. The per share exercise price was $80.00. The underlying options sold by the Reporting Person expired on December 27, 2013.
(16)	This amount represents the cost of an applicable put option to sell one share. The per share exercise price was $85.00. The underlying options sold by the Reporting Person expired on December 27, 2013.
(17)	This amount represents the cost of an applicable put option to sell one share. The per share exercise price was $80.00. The underlying options sold by the Reporting Person expired on January 3, 2014.
(18)	This amount represents the cost of an applicable put option to sell one share. The per share exercise price was $85.00. The underlying options sold by the Reporting Person expired on January 18, 2014.
(19)	This amount represents the cost of an applicable put option to sell one share. The per share exercise price was $90.00. The underlying options sold by the Reporting Person expired on January 18, 2014.
(20)	This amount represents the cost of an applicable put option to sell one share. The per share exercise price was $80.00. The underlying options sold by the Reporting Person expired on January 3, 2014.
(21)	This amount represents the cost of an applicable put option to sell one share. The per share exercise price was $90.00. The underlying options sold by the Reporting Person expired on January 10, 2014.
(22)	This amount represents the cost of an applicable put option to sell one share. The per share exercise price was $65.00. The underlying options sold by the Reporting Person expired on January 18, 2014.
(23)	This amount represents the cost of an applicable put option to sell one share. The per share exercise price was $75.00. The underlying options sold by the Reporting Person expired on January 18, 2014.
(24)	This amount represents the cost of an applicable put option to sell one share. The per share exercise price was $80.00. The underlying options sold by the Reporting Person expired on January 18, 2014.
(25)	This amount represents the cost of an applicable put option to sell one share. The per share exercise price was $82.50. The underlying options sold by the Reporting Person expired on January 18, 2014.
(26)	This amount represents the cost of an applicable put option to sell one share. The per share exercise price was $85.00. The underlying options sold by the Reporting Person expired on January 18, 2014.
(27)	This amount represents the cost of an applicable put option to sell one share. The per share exercise price was $35.00. The underlying options sold by the Reporting Person expire on January 17, 2015.

(28)	This amount represents the cost of an applicable put option to sell one share. The per share exercise price was $45.00. The underlying options sold by the Reporting Person expire on January 17, 2015.
(29)	This amount represents the cost of an applicable put option to sell one share. The per share exercise price was $50.00. The underlying options sold by the Reporting Person expire on January 17, 2015.
(30)	This amount represents the cost of an applicable put option to sell one share. The per share exercise price was $25.00. The underlying options sold by the Reporting Person expire on January 17, 2015.